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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



                            (Amendment No.________)*



                          BIOMARIN PHARMACEUTICAL, INC.
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   09061G 10 1
                                 --------------
                                 (CUSIP Number)

                                  JULY 28, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [ X ] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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================================================================================

          CUSIP NO. 09061G 10 1

--- ----------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
         Genzyme Corporation
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         06-1047163
--- ----------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [   ]
         Not Applicable                                               (b) [   ]
--- ----------------------------------------------------------------------------
 3   SEC USE ONLY


--- ----------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

         The Commonwealth of Massachusetts
------------------------------- --- --------------------------------------------
                                 5   SOLE VOTING POWER

      NUMBER OF SHARES                   2,102,563
 BENEFICIALLY OWNED BY EACH     --- --------------------------------------------
   REPORTING PERSON WITH         6   SHARED VOTING POWER

                                         0
                                --- --------------------------------------------
                                 7   SOLE DISPOSITIVE POWER

                                         2,102,563
                                --- --------------------------------------------
                                 8   SHARED DISPOSITIVE POWER

                                         0
--- ----------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,102,563
--- ----------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

         Not applicable                                                  [   ]
--- ----------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


         6.2%
--- ----------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON (See Instructions)

         CO
================================================================================


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ITEM 1(a). NAME OF ISSUER:

     BioMarin Pharmaceutical, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     371 Bel Marin Keys Boulevard
     Suite 210
     Novato, CA  94949

ITEM 2(a). NAME OF PERSON FILING:

     Genzyme Corporation

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

     One Kendall Square
     Cambridge, MA  02139

ITEM 2(c). CITIZENSHIP:

   Genzyme Corporation is a corporation organized under the laws of The Commonwealth of Massachusetts.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

   Common Stock, $0.001 par value per share.

ITEM 2(e). CUSIP NUMBER:

   09061G 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [   ]  Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

     (b)  [   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  [   ]  Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).

     (d)  [   ]  Investment company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [   ]  An investment adviser in accordance with
                 ss.240.13d-1(b)(1)(ii)(E);


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     (f)  [   ]  An employee benefit plan or endowment fund in accordance with
                 ss.240.13d-1(b)(1)(ii)(F);

     (g)  [   ]  A parent holding company or control person in accordance with
                 ss.240.13d-1(b)(1)(ii)(G);

     (h)  [   ]  A savings association as defined in section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);

     (i)  [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (U.S.C. 80a-3);

     (j)  [   ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

             2,102,563 shares

         (b) Percent of class:

             6.2%

         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or direct the vote:

                   2,102,563 shares

             (ii)  Shared power to vote or direct the vote:

                   0 shares

             (iii) Sole power to dispose or to direct the disposition of:

                   2,102,563 shares

             (iv)  Shared power to dispose or to direct the disposition of:

                   0 shares


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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

   If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than
five percent of the class of securities, check the following.  [   ]

   Not applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

   Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

   Not applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

   Not applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

   Not applicable

ITEM 10.   CERTIFICATION.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 1999


                                    GENZYME CORPORATION


                                    By: /s/ Peter Wirth
                                       ------------------------
                                       Name:  Peter Wirth
                                       Title: Executive Vice President and Chief
                                              Legal Officer


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